Exhibit A

PRICING SUPPLEMENT

                           BANCO RIO DE LA PLATA S.A.

           (incorporated under the laws of the Republic of Argentina)

                US$17,017,200 Step-Up Notes due December 15, 2009

    US$42,700 Floating Rate Mandatorily Exchangeable Notes due August 3, 2012
                         ------------------------------

         Both the Step-Up Notes and the Floating Rate Mandatorily Exchangeable Notes (collectively, the "New Notes") and the Contingent Interest Coupon Certificate (each a "CICC"), which will be issued with the Step-Up Notes and detach automatically following issuance of the Step-Up Notes, will be issued under an existing medium-term note program registered with the Comision Nacional de Valores ("CNV") in Argentina pursuant to the Certificate No. 263 dated March 27, 2000 (the "Program") and pursuant to an indenture dated as of May 19, 2000 as amended by the First Supplemental Indenture, dated January 22, 2001 (the "Indenture"), among Banco Rio de la Plata S.A. (the "Bank"), The Bank of New York, as trustee, co-registrar and co-paying agent and Banque Internationale a Luxembourg S.A., as paying agent and transfer agent. This Pricing Supplement is in the form contemplated in the Indenture, with such modifications as are appropriate to describe certain terms and conditions of the New Notes. Terms not defined herein shall have the meanings ascribed thereto in the Indenture. The terms and conditions of the Notes set forth in the Indenture shall apply to the New Notes, except to the extent modified by this Pricing Supplement.

         The New Notes constitute obligaciones negociables under Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (the "Negotiable Obligations Law"), and are entitled to the benefits set forth therein and subject to the procedural requirements thereof. The New Notes are senior unsecured obligations and will rank pari passu with all other senior unsecured indebtedness of the Bank from time to time outstanding. Under Argentine law, depositors in the Bank have certain priority rights over all other unsecured creditors as described under "Terms and Conditions of the Notes -- Status of the Notes" in Exhibit A to the Indenture and as modified herein.

         The New Notes, including any Global Note, will be issued only in registered form without coupons. The New Notes offered and sold in reliance on Regulation S (the "Regulation S") under the U.S. Securities Act of 1933, as amended (the "Securities Act") pursuant to the Offer will be represented by one or more global notes (each, a "Regulation S Global Note"). Beneficial interests in a Regulation S Global Note may be held through Euroclear or Clearstream, or through organizations that are participants, and any resale or transfer of such interests to U.S. persons shall not be permitted unless such resale and transfer is made pursuant to Regulation S or pursuant to another exemption under the Securities Act. The New Notes offered and sold in reliance on Section 3(a)(9) under the Securities Act pursuant to a simultaneous offer in a transaction that is exempt from registration under the Securities Act (the "U.S. Concurrent Offer") will be represented by one or more global notes (each, a "U.S. Global Note"). The Regulation S Global Notes and the U.S. Global Notes (collectively, the "Global Notes") will be deposited with, or on behalf of, The Depository Trust Company, as Depositary ("DTC") and will be registered in the name of the nominee of the Depositary.

         Application has been made to list the New Notes on the Buenos Aires Stock Exchange.

The date of this Pricing Supplement is April 11, 2003

                      Terms Applicable to the Step-Up Notes
                      -------------------------------------

Aggregate Principal
Amount to be delivered.........     US$17,017,200

Maturity Date..................     December 15, 2009.

Principal Amortization
Schedule ......................     Eight semiannual installments equal to
                                    12.50% of the original principal amount
                                    commencing on June 15, 2006.

Interest.......................     The Step-Up Notes will bear interest from
                                    December 15, 2002 at the rate of 4% per
                                    annum until December 15, 2005, and
                                    thereafter interest on the Step-Up Notes will increase 1% per annum up to a maximum interest rate of 6% per annum.

Interest Payments..............     Interest on the Step-Up Notes will be paid
                                    semiannually in arrears on June 15 and
                                    December 15 of each year, commencing on June
                                    15, 2003.

Minimum Denomination...........     US$1.00.

Contingent Interest
Coupon Certificates............     Each US$1.00 original principal amount of
                                    Step-Up Notes will be issued with a CICC that will detach from the Step-Up Notes automatically following issuance without any action on the part of the holders thereof and will be able to be traded separately from the Step-Up Notes. The CICCs will entitle the holders thereof to the possibility of a limited amount of additional interest in the form of a contingent cash payment from the Bank in accordance with a formula based on the Bank's earnings and net worth for each of the fiscal years 2003 through 2009.

Identifying Codes..............     CUSIP: 059644 AG 9
                                    ISIN: US059644AG91
                                    Common Code: 15941618


      Terms Applicable to the Floating Rate Mandatorily Exchangeable Notes
      --------------------------------------------------------------------

Aggregate Principal
Amount to be delivered.........     US$42,700

Maturity Date..................     August 3, 2012.

Principal Amortization
Schedule.......................     Eight annual payments of principal equal to
                                    12.50% of the original principal amount
                                    commencing on August 3, 2005.

Interest.......................     Interest on the Floating Rate Mandatorily
                                    Exchangeable Notes will be deemed to accrue from February 4, 2003 on a floating rate basis which will be determined by applying to the minimum denomination (US$100) the interest rate applicable to U.S. dollar deposits for a six month term in the London
                                    Interbank Market ("LIBOR") at 11:00 a.m.
                                    London time on the second business day next preceding the commencement of each semiannual interest period and adjusted to a calendar year of 365 or 366 days, as applicable, with the adjusted interest rate for the first interest period ending August
                                    3, 2003 being 1.369% per annum.

Interest Payments..............     Interest on the Floating Rate Mandatorily
                                    Exchangeable Notes will be paid semiannually in arrears on February 3 and August 3 of each year, commencing on August 3, 2003.

Minimum Denomination...........     US$100.

Mandatory Redemption and
Exchange into BODEN............     The Floating Rate Mandatorily Exchangeable
                                    Notes will be subject to a mandatory
                                    redemption by the Bank and exchange of the entire amount of Floating Rate Mandatorily
                                    Exchangeable Notes for Bonos del Gobierno
                                    Nacional due August 3, 2012 ("BODEN"), a series of unsecured securities issued in 2002 by the Republic of Argentina
                                    ("Argentina"), on a dollar-for-dollar basis as soon as practicable after the Bank is no longer subject to the current restrictions imposed by Banco Central de la Republica de
                                    Argentina (the "Central Bank") on the Bank's ability to transfer ownership of BODEN in an aggregate amount at least equal to the outstanding aggregate principal amount of the Floating Rate Mandatorily Exchangeable
                                    Notes. The Bank will have the right, in its sole discretion, to substitute the Floating
                                    Rate Mandatorily Exchangeable Notes for
                                    BODEN prior to the termination of the offer to exchange the US$89,875,000 8.75% Class IV
                                    Negotiable Obligations due December 15, 2003 in the event a sufficient quantity of BODEN has been released prior to the issuance of the Floating Rate Mandatorily Exchangeable
                                    Notes.

Identifying Codes..............     CUSIP: 059644 AJ 3
                                    ISIN: US059644AJ31
                                    Common Code: 15941626


     Terms Applicable to the Step-Up Notes and the Floating Rate Mandatorily
                               Exchangeable Notes
     -----------------------------------------------------------------------

Date of Issuance...............     Initially on April 11, 2003.

Ranking........................     The New Notes are senior unsecured
                                    obligations and will rank pari passu with all other senior unsecured indebtedness.

Subordination..................     In the event of our judicial liquidation,
                                    all depositors, regardless of the type,
                                    amount or currency of their deposits,
                                    whether made by individuals or corporations, will have a general and absolute priority right over all creditors (such as the holders of the New Notes), with the exception of certain labor creditors, those creditors secured with a pledge or mortgage, credits granted under section 17, subsections (b), (c), and (f) of the Central
                                    Bank's Charter (rediscounts granted to
                                    financial institutions based on temporary illiquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets) and credits granted by the Banking Liquidity Fund secured by a pledge or mortgage, to be paid out of 100% of the proceeds of the liquidation of our assets.
                                    In addition, depositors of any type of
                                    deposits have a special priority right over all other of our creditors, with the exception of certain labor creditors, to be paid out of (i) any of our funds which may be held by the Central Bank as reserves,
                                    (ii) any other of our funds existing as of the date our license is revoked, or (iii) any proceeds which may result from the mandatory transfer of certain of our assets as determined by the Central Bank. Payments are to be made in the following order of priority: (i) deposits made by individuals up to Ps.5,000 per person, or its equivalent in foreign currency, (ii) all deposits with maturities of more than 90 days, and (iii) all other deposits on a pro rata basis.

                                    Additionally, pursuant to section 53 of
                                    Argentine Law No. 21,526, as amended, the claims of the Central Bank will have seniority over other creditors, except creditors secured by pledge or mortgage, certain labor creditors, depositors, credits granted under section 17, subsections (b),
                                    (c), and (f) of the Central Bank's Charter
                                    (rediscounts granted to financial
                                    institutions based on temporary illiquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets) and credits granted by the Banking Liquidity Fund secured by pledge or mortgage.

Additional Payments............     All payments of principal and interest on
                                    the Step-Up Notes, the Floating Rate
                                    Mandatorily Exchangeable Notes and the CICC will be made without withholding or deduction for, or on account of, any present of future taxes, duties, levies, contributions, withholdings or transfer expense of any nature in effect on the closing date or imposed or established in the future by or on behalf of Argentina or any authority in Argentina subject to certain exceptions.

Tax Redemption.................     The Step-Up Notes, the Floating Rate
                                    Mandatorily Exchangeable Notes and the CICC are redeemable at the Bank's option in whole at par plus accrued and unpaid interest in the event that the Bank becomes obligated to pay any additional payments in respect of, among other things, Argentine withholding taxes as a result of a change in Argentine tax law or regulation or in its interpretation after the Issue Date.

Trustee........................     The Bank of New York.

Form of New Notes..............     In registered form without coupons in the
                                    name of Cede & Co. as the nominee for DTC.
                                    The New Notes will be offered in separate and simultaneous offers in reliance on Regulation S under the Securities Act and in reliance on Section 3(a)(9) under the Securities Act.

Governing Law..................     Argentine Law No. 23,576, as amended, the
                                    Negotiable Obligations Law, governs the
                                    requirements for the Step-Up Notes and the Floating Rate Mandatorily Exchangeable Notes to qualify as obligaciones negociables thereunder, while such law, together with Argentine Law No. 19,550, as amended, and other applicable Argentine laws and regulations, govern the Bank's capacity and corporate authorizations to execute and deliver the Step-Up Notes and the Floating
                                    Rate Mandatorily Exchangeable Notes and the authorization of the CNV for the establishment of the Program and the public offering of the New Notes in Argentina. As to all other matters, the New Notes shall be governed by, and shall be construed in accordance with, the law of the State of New
                                    York, United States of America.

Listing........................     Application has been made to list the New
                                    Notes on the Buenos Aires Stock Exchange.

                TERMS AND CONDITIONS APPLICABLE TO THE NEW NOTES

         The terms and conditions set forth in the Indenture and the Terms and Conditions of the Notes in Exhibit A to the Indenture (the "Conditions") shall apply to the issuance of the New Notes as supplemented or amended, as the case may be, by the terms and conditions set forth below. Terms not defined herein shall have the same meaning assigned to them in the Indenture, unless otherwise defined. Any reference to sections are to sections of the Conditions, except where otherwise provided.

         1   General. Section 1 is amended by inserting the paragraphs below.

         (a) The Step-Up Notes will be issued in the aggregate principal amount of US$17,017,200 and will mature on December 15, 2009. The Floating Rate Mandatorily Exchangeable Notes will be issued in the aggregate principal amount of US$42,700 and will mature on August 3, 2012, the same date as the maturity of the BODEN into which the Floating Rate Mandatorily Exchangeable Notes shall be mandatorily redeemable and exchangeable, as described below.

         (b) BODEN are one of a series of U.S. dollar denominated debt securities that were issued by the Argentine Government to compensate financial institutions in Argentina for financial losses caused by the Argentine Government's compulsory conversion of credit and debt obligations and deposits denominated in any foreign currency into Argentine pesos at different exchange rates in January 2002 which resulted in short foreign currency positions at such financial institutions, known as pesification. The BODEN that will be deliverable under certain circumstances upon mandatory redemption and exchange of the Floating Rate Mandatorily Exchangeable Notes (as described below), were issued to the Bank in connection with the pesification of its assets and liabilities. Holders of the 8.75% Class IV Negotiable Obligations due December 15, 2003 that elect to receive Floating Rate Mandatorily Exchangeable Notes should be aware that bonds issued by the Argentine Government have different terms and conditions and it is possible that in the future the Argentine Government may elect to treat the BODEN the same or differently than its treatment of other issuances of Argentine Government securities. For more information on the BODEN, see sections 4, 5, and 6 thereof.

         2. Form, Denomination and Registration. Section 2 is amended by deleting it in its entirety and substituting it with the paragraphs below.

         The Step-Up Notes, including any Global Note, will be issued only in registered form without coupons and in minimum denominations of US$1.00. The Floating Rate Mandatorily Exchangeable Notes, including any Global Note, will be issued only in registered form without coupons and in minimum denominations of US$100. No service charge will be made for any registration of transfer or exchange of New Notes, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         The New Notes offered and sold in reliance of Regulation S under the Securities Act pursuant to the Offer will be represented by a Regulation S Global Note. Beneficial interests in a Regulation S Global Note may be held through Euroclear or Clearstream, or through organizations that are DTC participants and any resale or transfer of such interests to U.S. persons shall not be permitted unless such resale and transfer is made pursuant to Regulation S or pursuant to another exemption under the Securities Act.

         The New Notes offered and sold in reliance on Section 3(a)(9) under the Securities Act pursuant to the U.S. Concurrent Offer will be represented by one or more global notes. The Global Notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the nominee of the Depositary.

         Upon receipt of Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Existing Notes represented by such Global Notes to the accounts of institutions that have accounts with the Depositary or its nominee ("Participants"). Ownership of beneficial interests in Global Notes are limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Notes are shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests held through Participants in such Global Notes). The laws of some jurisdictions may require that certain purchasers of New Notes take physical delivery of such New Notes in definitive form. Consequently, any transfer of beneficial interests in Global Notes to such persons may require that such interests in Global Notes be exchanged for Certificated Notes (as defined below).

         Because the Depositary can only act on behalf of Participants, which in turn act on behalf of owners of beneficial interests held through such Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge or transfer such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may require that such interest in a Global Note be exchanged for Certificated Notes. Interests in a Global Note will be exchangeable for Certificated Notes as described below. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Note.

         So long as the Depositary, or its nominee, is the registered holder and owner of such Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related New Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in Global Notes will not be entitled to have New Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the New Notes in definitive form and will not be considered to be the owners or holders of any New Notes under the Indenture or such Global Notes.

         Accordingly, each person owning a beneficial interest in Global Notes must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of New Notes under the Indenture or such Global Notes. The Bank understands that under existing industry practice, in the event it requests any action of Holders or an owner of a beneficial interest in Global Notes desires to take any action that the Depositary, as the holder of such Global Notes, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

         All payments in respect of New Notes represented by a Global Note are made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Note and the Bank will be fully discharged by payment to DTC from any responsibility or liability in respect of each amount so paid. Upon receipt of any such payment in respect of a Global Note, DTC will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC.

         The Depositary has advised the Bank and the Trustee that its current practice is to immediately credit the accounts of the Participants with payments in respect of Global Notes on the date the same are payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in the applicable Global Notes as shown in the records of the Depositary. DTC's current practice is to credit such accounts with respect to such payments in same-day funds. Payments by Participants to owners of beneficial interests in Global Notes held through such Participants will be governed by standing instructions and customary practices, as is now the case with New Notes held for the accounts of customers registered in "street name," and will be the responsibility of such Participants. None of the Trustee, any Paying Agent or the Bank will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note for any New Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Notes held through such Participants.

         Unless and until it is exchanged in whole or in part for New Notes in definitive form, a Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or to a successor of the Depositary or its nominee.

         The Depositary has advised the Bank as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

         The rules applicable to the Depositary and the Participants are on file with the Commission. The Depositary agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. Neither the Bank nor the Trustee will have any responsibility for the performance by the Depositary or its Participants or owners of beneficial interests held through Participants of their respective obligations under the rules and procedures governing their operations.

         Owners of beneficial interests in Global Notes will be entitled, under limited circumstances, to receive physical delivery of certificated Notes ("Certificated Notes") in fully registered definitive form. The New Notes are not issuable in bearer form. Interests in a Global Note will be exchangeable or transferable, as the case may be, for Certificated Notes if (i) the Depositary notifies the Bank that it is unwilling or unable to continue as depositary for such Global Note, or the Depositary ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by the Bank within 90 days, (ii) the Bank, at its option, notifies the Trustee in writing that Global Notes shall be exchangeable for Certificated Notes, or (iii) an Event of Default has occurred and is continuing with respect to such New Notes. Upon the occurrence of any of the events described in the preceding sentence, the Bank will cause the appropriate Certificated Notes to be delivered. All Certificated Notes issued upon any exchange or registration of transfer of New Notes shall be valid obligations of the Bank evidencing the same debt and entitled to the same benefits as the Global Note.

         3. Transfer and Exchange. Section 3 is amended by deleting it in its entirety and substituting it with the paragraphs below.

         Transfers by a holder of a beneficial interest in a Global Note to a transferee who takes delivery of such interest through a Global Note will be made only in accordance with the applicable procedures of the Depositary (the "Applicable Procedures").

         Transfers between Participants will be effected in the ordinary way in accordance with the Applicable Procedures and will be settled in same-day funds.

         Certificated Notes may be exchanged or transferred in whole or in part for other Certificated Notes of any authorized denominations and of a like tenor and aggregate principal amount by surrendering such Certificated Notes at the office of the Registrar or Co-Registrar with a written instrument of transfer as provided in the Indenture.

         The costs and expenses of effecting any exchange or registration of transfer pursuant to the foregoing provisions, except for the expense of delivery by other than regular mail (if any) and except for the payment of a sum sufficient to cover any tax or other governmental charges or insurance charges that may be imposed in relation thereto, will be borne by the Bank.

         The Registrar and Co-Registrar will effect transfers of Global Notes and will effect exchanges and transfers of Certificated Notes. In addition, the Registrar and Co-Registrar will keep books (the "Note Register") for the ownership, exchange and transfer of any New Notes in definitive form.

         The Depositary has advised the Bank that it will take any action permitted to be taken by a Holder (including, without limitation, the presentation of New Notes for exchange as described above) only at the direction of one or more Participants to whose account with the Depositary interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, the Depositary will exchange the Global Notes for Certificated Notes which it will distribute to its Participants.

         4.  Status. Section 4 is amended by inserting the paragraphs below.

         Argentine Law No. 24,485, as amended, provides that in the event of the Bank's judicial liquidation or bankruptcy, all depositors, regardless of the type, amount or currency of their deposits, whether made by individuals or corporations, will have a general and absolute priority right over all other creditors (such as the holders of the New Notes), with exception of, among other things, credits granted under section 17, subsections (b), (c) and (f) of the Central Bank's Charter (rediscounts granted to financial institutions based on temporary illiquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets) and credits granted by the Banking Liquidity Fund secured by a pledge or mortgage, to be paid out of 100% of the proceeds of the liquidation of our assets. In addition, the depositors of any kind of deposits are entitled to special priority rights as compared to the rest of the creditors, except for those with labor claims, those secured by pledges or mortgages, credits granted under section 17, subsections (b), (c), and (f) of the Central Bank's Charter (rediscounts granted to financial institutions based on transitory illiquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets) and credits granted by the Banking Liquidity Fund ("Fondo de Liquidez Bancaria") secured by pledge or mortgage, and credits to collect the receivables (i) from our funds held by the Central Bank of Argentina as reserves; (ii) from our other funds existing as of the date on which the our license is revoked; or (iii) from any proceeds resulting from compulsory transfer of our assets as ruled by the Central Bank of Argentina according to the following priority: (a) deposits made by individuals of up to Ps.5,000 per person or the equivalent amount in foreign currency; (b) all deposits with maturities exceeding 90 days; (c) and all other deposits on a pro rata basis.

         Additionally, pursuant to Section 53 of Argentine Law No. 21,526, as amended, the claims of the Central Bank will have seniority over other creditors, except creditors secured by pledge or mortgage, certain labor creditors and depositors, credits granted under section 17, subsections (b), (c) and (f) of the Central Bank's Charter (rediscounts granted to financial institutions based on temporary illiquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets) and credits granted by the Banking Liquidity Fund secured by a pledge or mortgage.

         The New Notes are not deposits guaranteed under the deposit insurance system established by Argentine Law No. 24,485, as amended. The New Notes have no special or general priority right of payment in case of the Bank's bankruptcy, liquidation or winding up, since provisions contained in section 49(d) and (e) of Argentine Law No. 21,526, as amended, are not applicable. In addition, the New Notes are not entitled to a lien on the Bank's assets nor are they secured by any other means or guaranteed by any other financial institution.

         BODEN are U.S.-dollar denominated unsecured obligations of Argentina and rank pari passu with all of Argentina's other unsecured indebtedness. As of September 30, 2002, Argentina has reported to have in excess of US$130 billion in indebtedness, of which an estimated US$87 billion is held by external creditors and US$43 billion is held by Argentine creditors. There is no limit on the amount of indebtedness that Argentina may incur. The Bank does not in any way guarantee, nor does its credit back, the obligations of Argentina in respect of BODEN. As a result of the current economic conditions in Argentina, the ability of Argentina to make timely payments of interest and principal on BODEN when due is uncertain.

         5.  Interest. Section 5 is amended by inserting the paragraphs below.

         (a) The Step-Up Notes will bear interest at 4% per annum until December 15, 2005, and thereafter interest on the Step-Up Notes will increase 1% per annum up to a maximum interest rate of 6% per annum, payable semiannually in arrears on June 15 and December 15 of each year (each, an "Interest Payment Date"), commencing June 15, 2003, to the person in whose name the Step-Up Note is registered at the close of business 15 calendar days prior to the relevant interest payment date (whether or not a Business Day (each a "Regular Record Date"), as the case may be, immediately preceding such interest payment date; provided, however, that if the Bank at any time defaults in the payment of principal or interest in respect of the Step-Up Notes, the Bank shall pay interest on the amount in default from the date of such default until the date of payment at a rate equal to 2% per annum in addition to the then applicable interest rate (the "Default Rate"). Interest on the Step-Up Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the number of days actually elapsed.

         (b) The Floating Rate Mandatorily Exchangeable Notes will bear interest, if any, commencing on February 4, 2003 on a floating rate basis which will be determined by applying to the minimum denomination (US$100) the interest rate applicable to U.S. dollar deposits for a six month term in the London Interbank Market ("LIBOR") at 11:00 a.m. London time on the second business day next preceding the commencement of each semiannual interest period and adjusted to a calendar year of 365 or 366 days, as applicable, with the adjusted interest rate for the first interest period ending August 3, 2003 being 1.369% per annum. The interest is calculated as from and including the first day of interest accrual up to and excluding the last day of the relevant interest period. In case an interest payment date shall occur on a day that is not a business day in Buenos Aires, Argentina, New York or London, payment of interest shall be made on the next business day, provided that, in such case, the interest shall be calculated until effective payment of interest is made. The next interest period shall commence on such effective interest payment date. Interest will be calculated on the basis of a year of 365 or 366 days, as applicable, and the number of days actually elapsed. The LIBOR interest due at any time in respect of the Floating Rate Mandatorily Exchangeable Notes will de determined by The Bank of New York, as calculation agent. Interest shall be payable semiannually in arrears on February 3 and August 3 of each year (an "Interest Payment Date"), commencing August 3, 2003. The interest payable on the Floating Rate Mandatorily Exchangeable Notes on any Interest Payment Date will, subject to certain conditions set forth in the Conditions, be paid to the person (the "Registered Holder")

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


in whose name the Floating Rate Mandatorily Exchangeable Note is registered at the close of business 15 calendar days prior to the relevant interest payment date (the "Record Date") preceding such Interest Payment Date.

         6.  Contingent Interest Coupon Certificate.

         The CICCs are being issued in connection with the issuance by the Bank of the Step-Up Notes under and pursuant to the Indenture. Each US$1.00 original principal amount of Step-Up Notes (but not the Floating Rate Mandatorily Exchangeable Notes) will be issued with a CICC that will be able to be traded separately from the Step-Up Notes. The CICCs are being issued as part of the Step-Up Notes as additional contingent interest and will detach from the Step-Up Notes automatically following issuance of the Step-Up Notes without any action on the part of the holders thereof. The CICCs will represent only a contingent right of the holder to receive a cash payment in U.S. dollars determined in accordance with the formula set forth in the CICC that is based on the Bank's yearly earnings and net worth for each of the fiscal years 2003 through and including 2009, subject to satisfaction of specified conditions. The Bank's obligation under the CICCs will not have any principal, fixed or certain amount and the claim of the holders of the CICCs will constitute an unsecured unsubordinated contingent claim against the Bank for amounts, if any, payable to the CICC holders as such amounts accrue under the terms of the formula described herein. The CICCs will have no covenants or events of default or rights of acceleration associated therewith other than the obligation to make the specific payment, if any, if provided the conditions to such payment are satisfied.

         To the extent the Step-Up Notes have been redeemed, terminated or cancelled, the Trustee will continue to act as the Trustee with respect to the performance of its obligations under the CICC, including making payments in accordance with the terms of the CICC, as described in the attached form of CICC.

         7. Redemption and Purchase Provisions. Section 7 is amended by inserting the paragraphs below.

         (a) Mandatory Redemption and Exchange into BODEN. The Floating Rate Mandatorily Exchangeable Notes will be subject to mandatory redemption by the Bank and exchanged for BODEN on a dollar-for-dollar basis as soon as the restrictions imposed by the Central Bank on the Bank's ability to transfer ownership of the BODEN shall have been released on BODEN credited to the Bank's account in 2002 in connection with the pesification of the Bank's assets and liabilities.

         The Bank shall be obligated to use commercially reasonable efforts to obtain the release of the restrictions imposed by the Central Bank on the ability to transfer ownership of the BODEN and to communicate to the Trustee when the restrictions shall have been released from an aggregate amount of BODEN equal to the then aggregate outstanding amount of the Floating Rate Mandatorily Exchangeable Notes. It is expected that upon receipt of such notice, the Trustee will commence the process of informing holders of the Floating Rate Mandatorily Exchangeable Notes of the date of the mandatory redemption and exchange and thereafter to effect the mandatory redemption and exchange without the need of any action by the holders of the Floating Rate Mandatorily Exchangeable Notes. At the time of the mandatory redemption and exchange, holders will be furnished with BODEN in an aggregate principal amount equal to the amount of the Floating Rate Mandatorily Exchangeable Notes held by them, together with accrued but unpaid interest on the BODEN at the rate stated to be paid thereon (which may differ from the stated rate on the Floating Rate Mandatorily Exchangeable Notes) from the immediately preceding interest payment date to the date of any such mandatory redemption and exchange in satisfaction of all of the rights of the holders of the Floating Rate Mandatorily Exchangeable Notes to principal, accrued but unpaid interest and other amounts on the Floating Rate Mandatorily Exchangeable Notes held by, or for the benefit of, such holder of Floating Rate Mandatorily Exchangeable Notes.

         No BODEN will be furnished to the holders of the Floating Rate Mandatorily Exchangeable Notes until the restrictions on the Bank's ability to transfer ownership of a sufficient quantity of BODEN have been released so that all holders of Floating Rate Mandatorily Exchangeable Notes may be furnished with their allocable portion of BODEN. In the event that Argentina has defaulted on the BODEN prior to the date scheduled for the mandatory redemption and exchange, or publicly indicated an intention to do so, the redemption and the exchange will not proceed as aforesaid and the holders of the Floating Rate Mandatorily Exchangeable Notes will not be furnished with BODEN and will retain the Floating Rate Mandatorily Exchangeable Notes and all rights related thereto. Floating Rate Mandatorily Exchangeable Notes that are the subject of the mandatory redemption and exchange will be cancelled. BODEN furnished to the holders of the Floating Rate Mandatorily Exchangeable Notes will not be held by the Trustee or in the manner in which the Floating Rate Mandatorily Exchangeable Notes are held and will instead be held directly by the holders of the Floating Rate Mandatorily Exchangeable Notes.

         8. Financial Statements. Section 10(b) is amended by substituting it with the paragraph below.

         The Bank will furnish or cause to be furnished to the Trustee, (i) as soon as available but in any event not later than 120 days after the close of each of its fiscal years, a complete copy of its report in English (an "Annual Report") unless a later date is prescribed by the Central Bank and its regulators, in which case it will be as of such later date, and (ii) as soon as available and in any event no later than 90 days unless a later date is prescribed by the Central Bank and its regulators, in which case it will be as of such later date, after the end of each of its first three quarters of each of its fiscal years, a complete copy of its report in English (a "Quarterly Report") unless a later date is prescribed by the Central Bank and its regulators, in which case it will be as of such later date, and such Annual Report and Quarterly Report shall include a balance sheet, statement of income, statement of changes in stockholders' equity and statement of cash flows for such fiscal year or quarter, as the case may be, and which, in the case of the Annual Report, will be audited by and accompanied by a report of an independent certified public accountant selected by the Bank and, in the case of each Quarterly Report, will be subject to limited review by an independent certified public accountant selected by the Bank.

         9. Mergers, Consolidations, Sales and Leases. Section 10(f) is amended by substituting it with the paragraph below.

         The Bank will not, and will not permit any of its Subsidiaries to, merge, consolidate or amalgamate with or into, or convey, transfer or lease its Properties and assets substantially as an entirety to, any Person, unless immediately after giving effect to such transaction (i) no Event of Default shall have occurred and be continuing, (ii) any corporation formed by any such merger, consolidation or amalgamation with the Bank or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Bank substantially as an entirety (a "successor corporation") shall expressly assume the due and punctual payment of the principal of, premium, if any, and interest (including Additional Amounts, if any) on all the New Notes according to their terms, and the due and punctual performance of all of the covenants and obligations of the Bank under the New Notes as specified in the Indenture and
(iii) the Bank's successor corporation (except in the case of leases), if any, succeeds to and becomes substituted for the Bank with the same effect as if it had been named in the New Notes as the issuer thereof.

         10. Events of Default. Section 11 is amended by deleting (v) and substituting it with the paragraph below:

             (v) the Bank or any of its Subsidiaries shall (A) default in the payment of the principal of, premium or prepayment charge (if any) or interest on, any note, bond, coupon or other instrument evidencing Indebtedness for money borrowed or raised in an amount of US$20 million or more, other than the Existing Notes, issued, assumed or guaranteed by the Bank, when and as the same shall become due and payable, if such default shall continue for more than the period of grace, if any, originally applicable thereto and the time for payment of such amount has not been effectively extended; provided, however, that in the case of any such Indebtedness constituting interbank loans of up to seven days, any such default must continue for a minimum of 15 days beyond the time payment thereof was originally due before the default in the payment of any amount in respect thereof shall constitute an Event of Default hereunder, or (B) default in the observance of any other terms and conditions relating to any such Indebtedness for money borrowed or raised, if the effect of such default is to cause such Indebtedness to become due prior to its stated maturity.

         11. Currency Indemnity. Section 20 is amended by deleting it in its entirety and substituting it with the paragraph below.

         The dollar is the sole currency of account and payment for all sums payable by the Bank under or in connection with the New Notes, including damages, if any. Any amount received or recovered in currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in our winding up or dissolution or otherwise) by any holder of New Notes in respect of any sum expressed to be due to it from the Bank shall only constitute the Bank's discharge to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any New Note, the Bank shall indemnify such recipient against any loss sustained by it as a result. In any event, the Bank shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the holder of the New Note to certify in satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Bank's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder of the New Note and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any New Note or any other judgment or order.

         12. Other.

         The Bank may make tender offers, exchange offers or other offers relating to the purchase of the Step-Up and/or Floating Rate Mandatorily Exchangeable Notes to some but not other holders, including if extending such offer to holders residing in any particular jurisdiction would impose substantial burdens on the Bank.